# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QuantaSing Group Ltd, CIK 0001932770
CUSIP: 74767N107
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 2/F, BUILDING D, RONSIN TECHNOLOGY CENTER, CHAOYANG DISTRICT, BEIJING, China (F4), 100102
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-24-001964
Filed by CIK 0001733278

## Reporting persons
- Qiming Corporate GP VI, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 6,861,306; shared voting power 0; sole dispositive power 6,861,306; shared dispositive power 0; aggregate amount beneficially owned 6,861,306 (6.1% of the class)
  Comment: Note to Row (5), (7) and (9): Qiming Corporate GP VI, Ltd. is the general partner of Qiming Managing Directors Fund VI, L.P. and Qiming GP VI, L.P. Qiming GP VI, L.P. is the general partner of Qiming Venture Partners VI, L.P. Qiming Managing Directors Fund VI, L.P. and Qiming Venture Partners VI, L.P. are the owners of 180,099 Class A Ordinary Shares (in the form of 60,033 ADSs) and 6,681,207 Class A Ordinary Shares (in the form of 2,227,069 ADSs), respectively.
  
  Note to Row (11): The percentage is calculated based upon an aggregate of 112,810,927 Class A Ordinary Shares outstanding as of December 31, 2024, which is based on the information provided by the Issuer.
- Qiming Managing Directors Fund VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 180,099; shared voting power 0; sole dispositive power 180,099; shared dispositive power 0; aggregate amount beneficially owned 180,099 (0.2% of the class)
  Comment: Note to Row (11): The percentage is calculated based upon an aggregate of 112,810,927 Class A Ordinary Shares outstanding as of December 31, 2024, which is based on the information provided by the Issuer.
- Qiming GP VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 6,681,207; shared voting power 0; sole dispositive power 6,681,207; shared dispositive power 0; aggregate amount beneficially owned 6,681,207 (5.9% of the class)
  Comment: Note to Row (5), (7) and (9): Qiming GP VI, L.P. is the general partner of Qiming Venture Partners VI, L.P. Qiming Venture Partners VI, L.P. is the owner of 6,681,207 Class A Ordinary Shares (in the form of 2,227,069 ADSs).
  
  Note to Row (11): The percentage is calculated based upon an aggregate of 112,810,927 Class A Ordinary Shares outstanding as of December 31, 2024, which is based on the information provided by the Issuer.
- Qiming Venture Partners VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 6,681,207; shared voting power 0; sole dispositive power 6,681,207; shared dispositive power 0; aggregate amount beneficially owned 6,681,207 (5.9% of the class)
  Comment: Note to Row (11): The percentage is calculated based upon an aggregate of 112,810,927 Class A Ordinary Shares outstanding as of December 31, 2024, which is based on the information provided by the Issuer.

## Item 1. Issuer
Name of issuer: QuantaSing Group Ltd
Address of issuer's principal executive offices: 2/F, BUILDING D, RONSIN TECHNOLOGY CENTER, CHAOYANG DISTRICT, BEIJING, F4, 100102

## Item 2. Person Filing
Name of person filing:
Qiming Corporate GP VI, Ltd.
Qiming Managing Directors Fund VI, L.P.
Qiming GP VI, L.P.
Qiming Venture Partners VI, L.P.
Address of principal business office or, if none, residence: The registered address of each of the Reporting Persons is M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
Citizenship: Cayman Islands for all Reporting Persons.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth in Row (9) of the cover page for each of the Reporting Person is incorporated herein by reference.
Percent of class: The information set forth in Row (11) of the cover page for each of the Reporting Person is incorporated herein by reference.
Sole power to vote or to direct the vote: The information set forth in Row (5) of the cover page for each of the Reporting Person is incorporated herein by reference.
Shared power to vote or to direct the vote: The information set forth in Row (6) of the cover page for each of the Reporting Person is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information set forth in Row (7) of the cover page for each of the Reporting Person is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information set forth in Row (8) of the cover page for each of the Reporting Person is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1: JOINT FILING AGREEMENT

## Signatures
- Qiming Corporate GP VI, Ltd.: /s/ Holan Lam, Authorized Signatory (02/10/2025)
- Qiming Managing Directors Fund VI, L.P.: /s/ Holan Lam, Authorized Signatory (02/10/2025)
- Qiming GP VI, L.P.: /s/ Holan Lam, Authorized Signatory (02/10/2025)
- Qiming Venture Partners VI, L.P.: /s/ Holan Lam, Authorized Signatory (02/10/2025)